SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Carl D. Gum, III

General Counsel

NTR Metals, LLC

10720 Composite Drive

Dallas, TX 75220

(469) 522-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 2 of 8 Pages

(1)	Name of reporting person NTR Metals, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 6,770,438*
	(8)	Shared voting power 0*
	(9)	Sole dispositive power 5,322,500*
	(10)	Shared dispositive power 1,447,938*
(11)	Aggregate amount beneficially owned by each reporting person 11,770,438*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 77.7%
(14)	Type of reporting person (see instructions) CO

*	Pursuant to certain agreements between NTR Metals, LLC and both Dr. L.S. Smith (“Dr. Smith”) and the Issuer, the Reporting Person may be deemed to be the beneficial owner of 11,770,438 common shares. See Item 5 for additional information. Percentage of class based on 10,153,957 common shares outstanding at August 11, 2011.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 8 Pages

Item 1. Security and Issuer.

This Amendment No. 6 to the statement on Schedule 13D amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2010, which relates to the common stock, $0.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed on April 18, 2011, Amendment No. 2 to the Statement on Schedule 13D filed on June 14, 2011, Amendment No. 3 to the Statement on Schedule 13D filed on August 4, 2011, Amendment No. 4 to the Statement on Schedule 13D filed on August 16, 2011 and Amendment No. 5 to the Statement on Schedule 13D filed on September 19, 2011. The principal executive offices of the Issuer are located at 11311 Reeder Road, Dallas, Texas 75229.

Item 2. Identity and Background.

The second paragraph of Item 2 is amended and restated in its entirety to read as follows:

The Reporting Person executed an NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated May 25, 2010 (the “NTR Irrevocable Proxy”), in favor of Dr. L.S. Smith (“Dr. Smith”). In addition, Dr. Smith executed an Agreement To Execute Smith Irrevocable Proxy (the “Agreement to Execute Smith Irrevocable Proxy”) in favor of the Reporting Person. The group formed by the Reporting Person and Dr. Smith beneficially owns in the aggregate 11,770,438 Common Shares, which represents 77.7% of the Common Shares.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following paragraph immediately after the first paragraph:

The Reporting Person acquired an option to purchase Common Shares under the Option Grant Agreement, as more fully described in Item 4 below. The source of the consideration used in acquiring this option was the cancellation of debt owed to the Reporting Person by the Issuer, as more fully described in Item 4 below.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following paragraphs immediately after the seventh paragraph:

On October 25, 2011, the Reporting Person entered into a Debt Cancellation Agreement with the Issuer under which the Reporting Person agreed to cancel $2.5 million in debt owed to it by the Issuer as a result of bullion-related transactions. In connection with the Debt Cancellation Agreement, the Reporting Person also entered into an Option Grant Agreement under which the Reporting Person acquired an option to purchase 5,000,000 Common Shares of the Issuer at an exercise price of $15 per share, as consideration for the Reporting Person’s cancellation of the Issuer’s debt pursuant to the Debt Cancellation Agreement. The option granted under the Option Grant Agreement will expire on October 25, 2016 and may only be exercised in whole.

The Form of Debt Cancellation Agreement and the Form of Option Grant Agreement are incorporated herein by reference and are exhibits to this Statement. Any descriptions in this Statement of the Form of Debt Cancellation Agreement and the Form of Option Grant Agreement are qualified in their entirety by reference to the actual text of such documents.

Item 5. Interest in Securities of the Issuer.

No material change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following paragraph immediately after the first paragraph:

See Item 4 for a description of the Debt Cancellation Agreement and the Option Grant Agreement.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 4 of 8 Pages

Item 7. Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety to read as follows:

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.7.	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 14, 2011)

99.8.	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 14, 2011)

99.9	Letter Agreement, dated as of July 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 4, 2011)

99.10	Letter Agreement, dated as of July 20, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 4, 2011)

99.11	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 16, 2011)

99.12	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 16, 2011)

99.13	Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.14	Form of Registration Rights Agreement for Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 5 of 8 Pages

99.15	Agreement and Plan of Merger, dated as of September 12, 2011, by and between DGSE Companies, Inc., SBT, Inc., Southern Bullion Trading, LLC, NTR Metals, LLC and members of Southern Bullion Trading, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.16	Form of Registration Rights Agreement for Merger Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.17	Form of Lock-Up Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and Landmark Metals, LLC, a wholly owned subsidiary of the Reporting Person (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.18

Form of Escrow Agreement, dated as of September 12, 2011, by and among DGSE Companies, Inc., NTR Metals, LLC, and Compass Bank (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.19	Letter Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 19, 2011)

99.20	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 19, 2011)

99.21	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 19, 2011)

99.22	Form of Debt Cancellation Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.23	Form of Option Grant Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2011

NTR METALS, LLC

By:	/s/ Carl D. Gum, III
Name: Title:	Carl D. Gum, III General Counsel

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.7.	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 14, 2011)

99.8.	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 14, 2011)

99.9	Letter Agreement, dated as of July 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 4, 2011)

99.10	Letter Agreement, dated as of July 20, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 4, 2011)

99.11	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 16, 2011)

99.12	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 16, 2011)

99.13	Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.14	Form of Registration Rights Agreement for Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.15	Agreement and Plan of Merger, dated as of September 12, 2011, by and between DGSE Companies, Inc., SBT, Inc., Southern Bullion Trading, LLC, NTR Metals, LLC and members of Southern Bullion Trading, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.16	Form of Registration Rights Agreement for Merger Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 8 of 8 Pages

99.17	Form of Lock-Up Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and Landmark Metals, LLC, a wholly owned subsidiary of the Reporting Person (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.18	Form of Escrow Agreement, dated as of September 12, 2011, by and among DGSE Companies, Inc., NTR Metals, LLC, and Compass Bank (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.19	Letter Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 19, 2011)

99.20	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 19, 2011)

99.21	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 19, 2011)

99.22	Form of Debt Cancellation Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.23	Form of Option Grant Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)